July 1, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Beverly Singleton, Staff Accountant

Re:	Cirque Energy, Inc.
Item 4.02 Form 8-K
Filed June 26, 2014
File No. 0-52438

Dear Ms. Singleton:

Sichenzia Ross Friedman Ference LLP represents the above-captioned issuer (“Cirque”). This letter will serve to confirm the substance of our conversation, wherein I requested and you agreed, to extend the deadline for Cirque to (i) respond to your letter to Cirque dated June 27, 2014, and (ii) file an amended Current Report on Form 8-K addressing the comments you made in your letter from July 7, 2014 to July 9, 2014.

We sincerely appreciate your grant of the requested extension.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Henry Nisser, Esq.